[Letterhead of SKADDEN, Arps, SLATE, MEAGHER & FLOM LLP]

November 29, 2004

Mr. William Friar

Senior Financial Analyst

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Advance America, Cash Advance Centers, Inc.
Registration Statement on Form S-1
Filed August 13, 2004, SEC File No. 333-118227

Dear Mr. Friar:

On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from Amendment No. 4 to the Registration Statement filed with the Commission on November 15, 2004.

The changes made in Amendment No. 5 reflect: (i) changes made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated November 18, 2004, to William M. Webster, IV, Chief Executive Officer of the Company, with respect to the Registration Statement; (ii) the inclusion of the number of shares to be offered and the price range; (iii) a 0.908439145-for-1 reverse stock split effected by the Company on November 23, 2004; and (iv) other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 5.  All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 5, which includes the prospectus as revised.

In connection with our response, we are submitting the following materials:

1.             Five revised, clean courtesy copies of Amendment No. 5; and

2.             Five courtesy copies of Amendment No. 5, marked to show changes from Amendment No. 4 filed on November 15, 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations—page 37

1.                                      We note your response to our prior comment 10 and your revised disclosures on page 790.  However, your revision does not fully address the original comment.  Please revise your disclosures on page 41 and F-30 to clarify whether the $2.2 million potential impact to monthly net revenues and the 7.3 million potential shut down costs are based upon the assumption that all operations in North Carolina would cease or just your agency business model operations in North Carolina.

The Registration Statement has been amended to reflect the Staff’s comment.  See pages 41 and F-30 of Amendment No. 5.

Consolidated financial Statements—page F-1

Note 1—Description of Business and Significant Accounting Policies—page F-8

2.                                      We note your response to our prior comment 5 and your revised disclosures on page F-12.  However, your revised accounting policies do not seem consistent with GAAP.  Your accounting policy should clarify that lease cancellation expenses (that represent costs to terminate the lease contract before the end of its term) are recognized when you terminate the contract, not in the month the center closes.  Refer to paragraph B46 of SAS 146.  Please revise your accounting policy disclosure accordingly.

The Registration Statement has been amended to reflect the Staff’s comment.  See page F-12 of Amendment No. 5.

3.                                      You disclose that you recognize a liability for severance payments when the decision to close a center is communicated to the employees.  Paragraphs 8 (a) through (d) of SAS 146 provide several additional criteria that must be met in order to record a liability for one-time termination benefits, including providing sufficient detail for employees to determine the type and amount of benefits they would receive if terminated.  Please revise your accounting policy disclosure accordingly.

The Registration Statement has been amended to reflect the Staff’s comment.  See page F-12 of Amendment No. 5.

4.                                      We note your response to our prior comments 3 and 4.  Please supplementally

•         define who is your Chief Operating Decision Maker

•         describe the nature and content of reports your Chief Operating Decision Maker uses on a daily, monthly, quarterly, and annual basis to review operating results, make decisions about how to allocate resources and assess your company’s performance.  To the extent that you do not provide separate information about standard and agency centers, please advise us.

The Company has asked me to supplementally provide the following information:

The Company’s Chief Operating Decision Maker (CODM) is the Company’s President.  The reports that the Company’s CODM receives and uses to review operating results, make decisions about how to allocate resources and assess the Company’s performance include:

•         Daily Report (received daily) - Summarizes the daily activity for each payday cash advance center, division, region, zone and the Company.

•         Daily Report Summary (received daily) - Summarizes the daily activity for each region, zone and the Company.

•         Daily Write-off Percentage Report (received daily) - Summarizes daily the charge-off activity for each payday cash advance center, division, region, zone and the Company.

•         Monthly Financial Package (received monthly) - The more significant information included in the package consists of (1) total Company performance for the month and year-to-date compared to budget, (2) zone performance for the month and year-to-date compared to budget, (3) key performance data for the month by zone, regions within the zone and state, (4) detailed zone income statements with supplemental key income statement detail for the regions and divisions within the zone, and (5) charge-off results for each division, region and zone.

The Monthly Financial Package includes year-to date information.  The Company does not prepare separate quarterly or annual financial packages.

The reports identified above include various details about operating performance at a center, division, region or zone level, some of which have agency business model operations.  However, the reports received by the CODM do not provide separate information about the operating results of the agency business model and standard business model.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 735-2388 or Adam Waitman at (212) 735-2896.

Sincerely,

/s/ SUSAN J. SUTHERLAND
Susan J. Sutherland

cc:	Lisa Haynes Securities and Exchange Commission

Donald Walker Securities and Exchange Commission

Christian Windsor Securities and Exchange Commission

William M. Webster, IV Advance America, Cash Advance Centers, Inc.

John W. White Cravath, Swain & Moore LLP

D. Mark McMillan Merrick D. Hatcher Bell, Boyd & Lloyd LLC